UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM 6-K
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2020
Commission File Number 001-38209
DESPEGAR.COM, CORP.
(Exact name of registrant as specified in its charter)
British Virgin Islands
(Jurisdiction of incorporation or organization)
Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ____X___ Form 40-F _______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Despegar.com Announces 1Q20 Financial Results

Top Line Performance Reflects Travel Disruption from COVID-19 Pandemic

Company Maintains Solid Balance Sheet

Implementing Cost Control and Cash Preservation Measures Across the Company

BRITISH VIRGIN ISLANDS--(BUSINESS WIRE)--May 4, 2020--Despegar.com, Corp. (NYSE: DESP), (“Despegar” or the “Company”) a leading online travel company in Latin America, today announced unaudited results for the three-months ended March 31, 2020. Financial results are expressed in U.S. dollars and are presented in accordance with U.S. generally accepted accounting principles.

First Quarter 2020 Key Financial and Operating Highlights
(For definitions, see page 13)

  Gross bookings on an FX neutral basis declined 19% year-over-year (YoY) and as reported declined 32% YoY to $790 million
  Revenues declined 34% YoY on an FX neutral basis and 43% as reported to $76.1 million. Excluding extraordinary cancellations due to COVID-19, as reported revenues would have declined 33% to $88.6 million.
  Transactions and Room Nights down 23% and 30% YoY, respectively.
  Share of mobile transactions up 551 basis points (bps) YoY, accounting for 44% of total transactions
  Net Promoter Score (NPS) up 250 bps YoY considering January and February activity.
  Packages, Hotels and Other Travel Products accounted for 51% of total revenue, down 1120 bps when compared to 1Q19
  Excluding Extraordinary Charges, Adjusted EBITDA was negative $1.4 million. Reported Adjusted EBITDA was negative $15.6 million compared to positive $15.2 million in 1Q19
  Operating cash flow negative $68.2 million in 1Q20, compared to negative $6.0 million in 1Q19
  Structural Costs declined 17% quarter-over-quarter (QoQ) reflecting streamlining implemented in 4Q19 and first cost containment measures introduced in early January 2020.

Message from CEO

“Our results during the quarter were impacted by the COVID-19 pandemic, which has severely disrupted travel worldwide. We entered this global health crisis, with a strong balance sheet and healthy liquidity, closing 1Q20 with a cash position of $222 million, no long term financial liabilities and only a minimal amount of working capital short term debt. We continue to carefully monitor our liquidity position and believe we have sufficient resources to weather the current challenging environment, for the next twelve months.

We proactively addressed the impact of COVID-19, reducing our costs to better align with the decreasing demand. We substantially reduced marketing spend and we are pulling SG&A levers to cut costs. We are well on track to achieve the reductions in Structural Cost targets, which declined by 17% sequentially to $43 million this quarter, and expect to bring them down to $34 million in 2Q20 and $28 million by 3Q20.

Importantly, despite the measures announced, the Company remains ready to adjust to a quick ramp up of travel activity, when required.

The initiatives we have implemented in recent years have allowed us to set in place a low-cost delivery model and an agile and asset light company. And coupled with the cost savings program recently implemented, we are better positioned to meet the challenges ahead. While the depth and longevity of this health crisis is uncertain, we believe we will ultimately emerge as a stronger and leaner company. Furthermore, due to our competitive advantages, the strength of our brand, our digital capabilities, and our broad and compelling product offering, we are confident we can quickly start re-capturing market share in a more hospitable competitive environment.

In sum, we have also accomplished a great deal toward our overall strategic goals over the past 2 years. While we have had to adjust our near-term priorities, our long-term market opportunities and growth strategies remain intact and could even be more favorable given the accelerated shift to online travel we are already seeing across industries.”

Operating and Financial Metrics Highlights

(In millions, except as noted)
	1Q20	1Q19	% Chg
Operating metrics
Number of transactions	2.031	2.652	(23%)
Gross bookings	790.4	$1,157.5	(32%)
Mix of mobile transactions	44%	38%	+551 bps
Financial metrics
Revenues	$76.1	$133.1	(43%)
Air	$36.9	$49.7	(26%)
Packages, Hotels & Other Travel Products	$39.1	$83.4	(53%)
Net income (loss)	($15.2)	$1.9	n.m.
Adjusted EBITDA	($15.6)	$15.2	(203%)
EPS Basic	($0.22)	$0.03	n.m.
EPS Diluted	($0.22)	$0.03	n.m.
Extraordinary Charges
Extraordinary Cancellations due to COVID-19	(12.5)
Extraordinary restructuring charges	(1.7)
Adjusted EBITDA (Excl. Extraordinary Charges)	($1.4)	$15.2	(109%)
EPS Basic (Excl. Extraordinary Charges)	(0.01)	0.03	(148%)
EPS Diluted (Excl. Extraordinary Charges)	(0.01)	0.03	(148%)

Business Update on COVID-19

Impact of COVID-19 on Travel Trends

Reflecting the unprecedented COVID-19 pandemic that has disrupted global economies and travel worldwide, since mid-March, Despegar has experienced an almost complete stoppage in new travel bookings.

As a result, during the second half of March, 2020, Despegar’s gross bookings declined by over 95% as compared to the comparable period of last year. The Company expects that these minimum levels of activity are likely to persist throughout the second quarter.

In response to this unprecedented situation, the Company is focused on three key pillars: 1) taking care of the health and safety of our employees, 2) supporting our customers’ needs in times of disruption, and 3) ensuring business sustainability.

Cost Control and Cash Preservation Measures: As previously announced, Despegar is taking significant cost control measures to mitigate the impact of the COVID-19 pandemic on the Company.

The outsourcing of the fulfillment center and a restructuring in Argentina undertaken in 4Q19, along with measures to protect cash balances implemented in March 2020, contributed to the following results in 1Q20:

  12% YoY reduction in Structural Costs to $42.8 million, compared to $48.7 million in 1Q19,
  26% YoY reduction in cost of revenue aligned with lower transactions; and
  Elimination of direct marketing spend starting as of March 13, 2020.

As announced on April 1 and April 13, the Company undertook additional initiatives to further streamline operations, which entailed 566 layoffs, 397 furloughs and the reduction of working hours of 159 employees, among others.

As a result of the combination of these measures, Despegar estimates that its run-rate for Structural Costs (excluding one-time items such as restructuring costs and other Extraordinary Charges) will be further reduced to:

  Approximately $34 million during 2Q20; and
  Approximately $28 million during 3Q20.

Solid Cash Position: The Company believes that its existing cash and cash equivalents, together with expected cash flows generated from operating activities, will be sufficient to meet its currently-anticipated cash needs for the next twelve months:

  Unrestricted cash and cash equivalents amounted to $222 million as of March 31, 2020, compared to $309.2 million as of December 31, 2019.
  Aggregate Net Operational Short-term Obligations (comprised of travel accounts payable plus related party payables and accounts payable and accrued expenses, minus trade accounts receivable net of credit expected loss and related party receivables) were $52.9 million as of March 31, 2020, compared to Aggregate Net Operational Short-Term Obligations of $120.1 million as of December 31, 2019.

In addition, and as announced on April 13, 2020, the Company is undergoing negotiations with Best Day with respect to the previously announced pending acquisition.

The Company’s current expectation is that, if the parties agree to amend the purchase agreement, such agreement is likely to have significant changes to the original terms of the deal including changes to valuation and timing of payments trying to minimize or eliminate cash outlays associated to the purchase price in the short term, at least until 2022.

Overview of First Quarter 2020 Results

Key Operating Metrics
(In millions, except as noted)
	1Q20		1Q19		% Chg	FX Neutral % Chg
	$	% of total	$	% of total
Gross Bookings	$790.4		$1157.5		(32%)	(19%)
Average selling price (ASP) (in $)	$389		$436		(11%)	5%
Number of Transactions by Segment & Total
Air	1.2	60%	1.5	57%	(20%)
Packages, Hotels & Other Travel Products	0.8	40%	1.1	43%	(28%)
Total Number of Transactions	2.0	100%	2.7	100%	(23%)

First quarter 2020 results include three-months of operations from Viajes Falabella in Chile, Argentina, Colombia and Peru.

Transactions declined 23% YoY to $2.0 million in 1Q20, while FX neutral gross bookings declined 19%. As reported gross bookings decreased 32% YoY to $790.4 million in 1Q20 reflecting i) the impact of COVID-19 crisis, ii) the lower demand in Argentina due to the implementation of a new tax on foreign travel and iii) the depreciation of the Brazilian Real.

The share of higher-margin Packages, Hotels and Other Travel Products transactions in 1Q20 was down 244 bps YoY to 40%.

Regarding customer satisfaction, the Company decided to suspend NPS reporting as of March 2020 as the current travel restrictions do not allow for sufficient data to measure Post Trip NPS. January and February NPS improved 250 bps due to improvements in the communication with car rental partners and the implementation of new features associated with the “My trips” feature.

The average selling price (“ASP”) in 1Q20 increased 5% on an FX neutral basis and decreased 11% as reported to $389 per transaction. On an as reported basis, the decrease was largely driven by i) the effects of the pandemic on the product mix, ii) the depreciation of the Real, and iii) the impact of the new tax on international travel in Argentina. These developments were offset by higher ASPs particularly in packages in Mexico, Chile and Colombia throughout January and February.

Despegar continues to drive mobile transaction growth, with aggregate downloads exceeding 62 million at quarter end 1Q20. The number of mobile transactions increased 551 basis points YoY, with 44% of all transactions completed on the mobile platform.

Geographic Breakdown

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
1Q20 vs. 1Q19 - As Reported

	Argentina	Brazil	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	(47%)	(18%)	(14%)	(23%)
Gross Bookings	(58%)	(29%)	(17%)	(32%)
ASP ($)	(20%)	(13%)	(4%)	(11%)
Revenues				(43%)
Gross Profit				(52%)
1Q20 vs. 1Q19 - FX Neutral Basis

	Argentina	Brazil	Rest of Latam	Total
	% Chg.	% Chg.	% Chg.	% Chg.
Transactions ('000)	(47%)	(18%)	(14%)	(23%)
Gross Bookings	(33%)	(18%)	(12%)	(19%)
ASP ($)	27%	0%	3%	5%
Revenues				(34%)
Gross Profit				(48%)

During 1Q20, Brazil, Despegar’s largest market, accounting for 42% of total orders, reported an 18% YoY decrease in transactions reflecting the travel restrictions imposed by the Government due to the COVID-19 pandemic. Gross bookings decreased 29% driven by the abovementioned industry contraction and a 18% depreciation of the Brazilian real which led to a 13% YoY decrease in as reported ASP [0% FX neutral]. On an FX neutral basis, gross bookings decreased 18%.

In Argentina, transactions and gross bookings decreased 47% and 58% respectively due to the following developments: i) the travel ban imposed by the Government which included a complete lockdown of the country as of mid-March, ii) a reduction in travel demand resulting from the government's tax on services and hotel accommodations completed outside the country imposed in 4Q19. This new tax also resulted in some advancement of travel purchases in 4Q19. As reported ASPs decreased YoY by 20%, due to a mix shift from international to domestic triggered by this new tax . On an FX neutral basis, gross bookings declined 33% YoY and ASPs increased 27%.

Across the Rest of Latin America, Despegar reported a decrease of 14% in transactions and 17% in gross bookings. In addition, ASPs decreased 4% year-over-year to $404. The COVID-19 related effects particularly on air ASP, were partially offset by an increase in packages ASP in Mexico, Colombia and Chile, in both January and February. On an FX neutral basis, gross bookings decreased 12%, while ASPs increased 3%.

Revenue

Revenue Breakdown

	1Q20		1Q19		% Chg
	$	% of total	$	% of total
Revenue by business segment (in $Ms)
Air	$36.9	49%	$49.7	37%	(26%)
Packages, Hotels & Other Travel Products	$39.1	51%	$83.4	63%	(53%)
Total revenue	$76.1	100%	$133.1	100%	(43%)
Revenue per transaction (in $)
Air	$30.5		$32.8		(7%)
Packages, Hotels & Other Travel Products	$47.7		$73.5		(35%)
Total revenue per transaction	$37.5		$50.2		(25%)

Total revenue margin	9.6%		11.5%		(187) bps
Extraordinary Charges
Extraordinary Cancellations due to COVID-19	($12.5)
Total Revenue (Excluding Extraordinary Charges)	$88.6		$133.1		(33%)

Total revenue margin (Excluding Extraordinary Charges)	11.2%		11.5%		(29) bps

Revenues decreased 34% YoY on a FX neutral basis in 1Q20. As reported revenues, decreased 43% to $76.1 million, from $133.1 million in 1Q19, reflecting the effect of: i) the impact of COVID-19 on travel demand; ii) refunds that took place in March primarily due to COVID-19, iii) provisioning of refunds forecasted for the second quarter and in the case of Argentina the refunds forecasted until the end of August, also as a result of COVID-19; and iv) lower customer fees and other incentives resulting from the decline in demand. These effects were partially offset by the contribution of Viajes Falabella. Revenue margin decreased 187 basis points YoY, to 9.6% in the quarter driven by the effect of cancellations made in the quarter as well as those provisioned for the next few months. Excluding the impact from extraordinary cancellations due to COVID-19, the revenue margin would have been 11.2%.

  Air segment revenue was $36.9 million in 1Q20, decreasing 26% YoY from $49.7 million in the year-ago quarter.
  Packages, Hotels & Other Travel Products segment revenue decreased 53% in 1Q20 to $39.1 million, from $83.4 million in the year-ago quarter. Revenues per transaction decreased 35% YoY. The share of Packages, Hotels and Other Travel Products accounted for 51% of total revenues in 1Q20, down from 63% in 1Q19.

Cost of Revenue and Gross Profit

Cost of Revenue and Gross Profit
(In millions, except as noted)
	1Q20	1Q19	% Chg
Revenue	$76.1	$133.1	(43%)
Cost of Revenue	$33.5	$45.2	(26%)
% of revenues	44.0%	34.0%	+1,004 bps
Gross Profit	$42.6	$87.9	(52%)
Gross Profit Margin	56.0%	66.0%	(1,004) bps
Total Revenue (Excl. Extraordinary Charges)	$88.6
Gross Profit (Excl. Extraordinary Charges)	$55.1	$87.9	(37%)
Gross Profit Margin (Excl. Extraordinary Charges)	62.2%	66.0%	(381) bps

Cost of revenue, which mainly consists of credit card processing fees, bank fees related to customer financing installment plans offered and fulfillment center expenses, decreased 26% YoY to $33.5 million in 1Q20 from $45.2 million in 1Q19.

As a percentage of revenue, cost of revenue increased 1,004 basis points to 44.0% from 34.0% in the year ago quarter, reflecting the fixed portion of Fulfillment Center fees in a lower revenue context, following the outsourcing of the call centers early January 2020 to further streamline operations.

The absolute year-on-year decrease in cost of revenue was primarily driven by a significant reduction in variable costs, including cost of installments, credit card processing fees as well as fraud and errors.

On an FX neutral basis, gross profit decreased 48% to $45.8 million. As reported gross profit decreased 52% YoY to $42.6 million in 1Q20, and excluding the impact from customers’ extraordinary cancellations due to COVID-19, gross profit would have decreased 37% to $55.1 million.

Operating Expenses

Operating Expenses
(In millions, except as noted)
	1Q20	1Q19	% Chg
Selling and marketing	$32.0	$40.9	(22%)
% of revenues	42.0%	30.8%	+1,129 bps
General and administrative	$18.0	$20.6	(13%)
% of revenues	23.7%	15.5%	+818 bps
Technology and product development	$17.2	$18.7	(8%)
% of revenues	22.5%	14.1%	+849 bps
Total operating expenses	$67.2	$80.3	(16%)
Total operating expenses as a % of revenues	88.3%	60.3%	+2,796 bps
Extraordinary Charges
Extraordinary restructuring charges	$1.7
General and administrative (Excl. Extraordinary Charges)	$16.3	$20.6	(21%)
% of revenues	21.5%	15.5%	+596 bps
Total operating expenses (Excl. Extraordinary Charges)	$65.5	$80.3	(18%)
Total operating expenses as a % of revenues (Excl. Extraordinary Charges)	86.1%	60.3%	+2,574 bps

Total operating expenses in 1Q20 excluding the impact of Viajes Falabella and the Extraordinary Charge described below, decreased 29% YoY to $57.3 million. This cost reduction reflects a combination of cost savings initiated earlier as well as the mitigation measures being implemented in the context of the COVID-19 crisis. These initiatives are also expected to result in further significant reductions in all non-critical spend and the re-adjustment of Structural Costs in the upcoming quarters.

Operating expenses in 1Q20 include $1.7 million in extraordinary restructuring severance expenses. As reported Operating Expenses, which include Viajes Falabella's contribution this quarter and the aforementioned Extraordinary Charge, decreased 16% YoY to $67.2 million in 1Q20.

As a percentage of revenues, operating expenses excluding the non-recurring restructuring charges increased to 86.1% in 1Q20 from 60.3% in 1Q19, prompted by the higher relevance of the fixed portion of Operating Expenses in a lower revenue scenario.

  Selling and marketing (S&M) expenses declined 22% YoY and would have decreased 31% YoY to $28.3 million, when excluding Viajes Falabella. This decrease is due to the elimination of direct marketing spend since the COVID-19 outbreak in Latam. Operational costs from Viajes Falabella stores and telesales operations added $3.7 million to S&M expenses in 1Q20.
  S&M expenses increased to $15.8 per transaction in 1Q20 from $15.4 in 1Q19 mainly due to the inclusion of Viajes Falabella’s marketing costs and the allocation of structural marketing costs to a lower number of transactions. As a percentage of revenues, S&M expenses increased to 42.0% in 1Q20, from 30.8% in 1Q19.
  General and administrative (G&A) expense declined 13% YoY as reported and would have declined 36% YoY to $13.1 million excluding $1.7 million in extraordinary severance charges in connection with the cost savings program implemented following the COVID-19 outbreak and $3.2 million in G&A expenses at Viajes Falabella.
  Excluding this extraordinary severance charges, G&A as a percentage of revenues, increased 596 basis points to 21.5% in 1Q20 from 15.5% in 1Q19, reflecting the negative impact of COVID-19 on Gross Bookings and the higher cost structure of Viajes Falabella’s offline operations.
  Technology and product development expenses declined 8% YoY as reported and would have decreased 15% when excluding $1.3 million in connection with Viajes Falabella’s operations. Additionally, there was a reduction in personnel expenses due to the restructuring process carried out in 4Q19.
  As a percentage of revenue, technology and product expenses increased by 849 basis points YoY to 22.5% mainly due to the impact on revenues of the current COVID-19 crisis.

Financial Income/Expenses

In the first quarter of 2020, the Company reported a net financial gain of $10.1 million compared to a net financial expense of $5.2 million in 1Q19. The increase was primarily driven by foreign exchange gains mainly from the impact of operational debt incurred with third parties in countries affected by relevant currency depreciation such as Brazil, Mexico and Colombia. Additionally, in this quarter we benefited from our hedging activities as regional currencies got weaker.

Income Taxes

The Company reported an income tax expense of $0.7 million in 1Q20, compared to $0.5 million in 1Q19. The effective tax rate in 1Q20 was 4.9%, compared to 20.3% in 1Q19.

The decrease in the effective rate is driven by the combination of geographical mix of profits and losses and the reduction on permanent differences.

Adjusted EBITDA & Margin

Adjusted EBITDA Reconciliation & Adjusted EBITDA Margin
(In millions, except as noted)
	1Q20	1Q19	% Chg
Net income/ (loss)	($15.2)	$1.9	(907%)
Add (deduct):
Financial expense, net	($10.1)	$5.2	n.m.
Income tax expense	$0.7	$0.5	48%
Depreciation expense	$1.9	$1.4	33%
Amortization of intangible assets	$4.9	$3.2	54%
Share-based compensation expense	$2.2	$3.0	(28%)
Adjusted EBITDA	($15.6)	$15.2	(203%)
Adjusted EBITDA Margin	-20.5%	11.4%	(3,192) bps
Extraordinary Charges
Extraordinary Cancellations due to COVID-19	($12.5)
Extraordinary restructuring charges	($1.7)
Adjusted EBITDA (Excl. Extraordinary Charges)	($1.4)	$15.2	(109%)
Adjusted EBITDA Margin (Excl. Extraordinary Charges)	-1.8%	11.4%	(1,323) bps

In 1Q20 Adjusted EBITDA was negative $15.6 million compared to positive $15.2 million in 1Q19. In turn, the Adjusted EBITDA margin was negative 20.5% for 1Q20, compared to positive 11.4% in the same quarter of the prior year.

The above mentioned figures correspond to the Company’s definition of Adjusted EBITDA. However, due to the impact of COVID-19, Despegar: i) experienced an atypical spike in customer travel cancellations which had a negative impact of $12.5 million, and ii) implemented cost savings measures representing additional non-recurring restructuring charges of $1.7 million. Adjusted EBITDA, which excludes these Extraordinary Charges, would have been negative $1.4 million, 109% lower than in 1Q19.

Balance Sheet and Cash Flow

The Company’s cash and treasury operations are managed locally while subsidiaries’ dividends are paid directly to Despegar in Delaware, U.S. Additionally, the majority of Despegar’s cash balance is held in US dollars in the US and UK. Despegar minimizes its foreign currency exposures by managing natural hedges, netting its current assets and current liabilities in similarly denominated foreign currencies, and managing short term loans and investments for hedging purposes.

Cash and cash equivalents, including restricted cash, at March 31, 2020 was $225.9 million. During the quarter, cash and cash equivalents decreased by $87.7 million, while the total debt balance decreased QoQ $1.7 million to $17.5 million.

The Company believes that its existing cash and cash equivalents, will be sufficient to weather the current challenging environment for the next twelve months.

Despegar reported a use of cash from operating activities of $68.2 million compared to a use of cash of $6.0 million in 1Q19.

On Funds from Operations, in 1Q20 we reported a Net Loss of $15.2 million significantly offset by Non-Cash adjustments of $16.6 million which mostly reflects depreciation and amortization and unrealized FX losses.

Regarding the working capital portion of Cash Flow, Despegar’s Tourist Payables position triggered a use of cash of $134.6 million as a consequence of the seasonality of the business which has a natural impact on the first quarter each year. Given the unprecedented times the travel industry is going through, in 1Q20 this seasonal effect was not offset by relevant new sales. On the other hand, the Company’s receivables balance decreased by $80.6 million.

During 1Q20, the Company’s capital expenditures were $8.1 million compared to $7.9 million during the same quarter in the prior year. Funds were primarily invested in platform development.

Business Update

  On April 13, 2020 Despegar Provided an Update on the Agreement to Acquire Best Day

As previously announced, in January 2020, the Company entered into an agreement to acquire Viajes Beda S.A. de C.V. and Transporturist S.A. de C.V (“Best Day”), subject to the occurrence of certain closing and business conditions, which are pending.

Under the purchase agreement, the total consideration for the acquisition is approximately $136 million, subject to closing purchase price adjustments and plus or minus a variable purchase price component of up to approximately 10% of the total consideration. According to the purchase agreement, approximately 65% of the purchase price is payable upon closing, with the remainder of the consideration to be paid on or about the second and third anniversaries of the closing date.

The Company’s current expectation is that, if the parties agree to amend the purchase agreement, such agreement is likely to have significant changes to the original terms of the deal including changes to valuation and timing of payments trying to minimize or eliminate cash outlays associated to the purchase price in the short term, at least until 2022.

However, the Company cannot assure whether any changes to the terms of the purchase agreement will be agreed by the parties.

The purchase agreement is subject to a number of closing conditions, including regulatory approvals, in particular approval of the Mexican antitrust authorities, and certain business conditions. If the Company and/or the sellers do not satisfy these conditions in the manner or in the timeframe contemplated, the proposed acquisition may be delayed, modified or terminated.

The Company is monitoring, and having discussions with the sellers, regarding the impact of the COVID-19 pandemic and other developments on Best Day. The Company cannot assure you that it and the sellers will be able to consummate the acquisition of Best Day under the existing terms, under different terms, or at all.

Subsequent Events

  On April 27, 2020, the National Civil Aviation Authority (ANAC) of Argentina issued a resolution effectively halting all air travel to and from the country until September 1, 2020 and prohibiting airlines operating in the country, directly or indirectly, to sell air tickets for travel before September 1, 2020. The Company is currently evaluating the impact of this resolution in its operations. There can be no assurance that other national governments or agencies in the countries where the Company operates issue similar or more restrictive regulations due to the COVID-19 crisis.

Argentina Considered Hyperinflationary Economy

As of July 1, 2018, as a result of a three-year cumulative inflation rate greater than 100% and following the guidance of ASC 830 the U.S. dollar became the functional currency of the Company’s Argentine subsidiary. This change in functional currency is being recognized prospectively in the financial statements. As a result, starting 3Q18 the impact of any change in currency exchange rate on the Company’s balance sheet accounts is reported in the Net financial income/(expense) line of the income statement instead of Other comprehensive income.

1Q20 Earnings Conference Call

When:	8:00 a.m. Eastern time, May 4, 2020
Who:	Mr. Damián Scokin, Chief Executive Officer
Mr. Alberto López-Gaffney, Chief Financial Officer
Ms. Natalia Nirenberg, Investor Relations
Dial-in:	1-844-750-4865 (U.S. domestic); 1-412-317-5275 (International)

Webcast: CLICK HERE

Definitions and concepts

Adjusted EBITDA: is calculated as our net income/(loss) exclusive of financial income/(expense), income tax, depreciation, amortization, impairment of long-lived assets and stock-based compensation expense.

Aggregate Net Operational Short-term Obligations comprised of travel accounts payable plus related party payables and accounts payable and accrued expenses, minus trade accounts receivable net of credit expected loss and related party receivables.

Average Selling Price (ASP): reflects gross bookings divided by the total number of transactions.

Gross Bookings: Gross bookings is an operating measure that represents the aggregate purchase price of all travel products booked by the Company’s customers through its platform during a given period. The Company generates substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform, and, as a result, it monitors gross bookings as an important indicator of its ability to generate revenue.

Extraordinary Charges: extraordinary events triggered by COVID-19 that lead to further non regular expenses, such as: i) extraordinary cancellations due to COVID-19 and ii) extraordinary restructuring charges.

Foreign Exchange (“FX”) Neutral calculated by using the average monthly exchange rate of the first quarter of each month of 2019 and applying it to the corresponding months in the current year, so as to calculate what the results would have been had exchange rates remained constant. These calculations do not include any other macroeconomic effect such as local currency inflation effects.

Number of Transactions: The number of transactions for a period is an operating measure that represents the total number of customer orders completed on our platform in such period. The number of transactions is an important metric because it is an indicator of the level of engagement with the Company’s customers and the scale of its business from period to period but, unlike gross bookings, the number of transactions is independent of the average selling price of each transaction, which can be influenced by fluctuations in currency exchange rates among other factors.

Reporting Business Segments: The Company’s business is organized into two segments: (1) Air, which consists of the sale of airline tickets, and (2) Packages, Hotels and Other Travel Products, which consists of travel packages (the bundling of two or more products together which can include airline tickets and hotel rooms), as well as stand-alone sales of accommodations (including hotels and vacation rentals), car rentals, bus tickets, cruise tickets, travel insurance and destination services.

Revenue: The Company reports its revenue on a net basis, and in some cases on a gross basis, deducting cancellations and amounts that it collects as sales taxes. Despegar derives substantially all of its revenue from commissions and other incentive payments paid by its suppliers and service fees paid by its customers for transactions through its platform. To a lesser extent, Despegar also derives revenue from the sale of third-party advertisements on its websites and from certain suppliers when their brands appear in the Company advertisements in mass media.

Revenue Margin: calculated as revenue divided by gross bookings.

Seasonality: Despegar’s financial results experience fluctuations due to seasonal variations in demand for travel services. Bookings for vacation and leisure travel are generally higher during the fourth quarter, although to date and prior to the revenue recognition change beginning in the first quarter of 2018, the Company has recognized more revenue associated with those bookings in the fourth quarter of each year. Latin American travelers, particularly leisure travelers, who are Despegar’s primary customers, tend to travel most frequently at the end of the fourth quarter and during the first quarter of each year.

Structural Costs: Structural Costs represents management’s estimations of the fixed portion of the Company’s cost of revenue and operating expenses, which includes: call center fees (included in cost of revenue), plus the fixed portion of selling and marketing expenses (i.e., primarily personnel expenses), general and administrative expenses, and technology and product development expenses. Structural Costs does not include stock-based compensation, depreciation and amortization, capitalized IT and impairment. The estimates above do not include any costs that the Company may incur in connection with an acquisition of Best Day, as described below nor any extraordinary items related to the Company’s reorganization.

About Despegar.com

Despegar is the leading online travel company in Latin America. With over two decades of business experience and operating in 20 countries in the region, Despegar accompanies Latin American travelers from the moment they dream of taking a trip until they share their memories of that trip. Thanks to the strong commitment to technological development and customer service, Despegar offers a customized experience to more than 18 million customers.

Despegar’s websites and leading mobile apps, offer products from over 270 airlines, more than 690,000 accommodation options, as well as more than 1,260 car rental agencies and approximately 200 destination services suppliers with more than 7,500 activities throughout Latin America. The Company owns and operates two well-recognized brands, Despegar, its global brand, and Decolar, its Brazilian brand. Despegar is traded on the New York Stock Exchange (NYSE: DESP). For more information, please visit www.despegar.com.

Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We base these forward-looking statements on our current beliefs, expectations and projections about future events and financial trends affecting our business and our market. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this press release. The words “believe,” “may,” “should,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “will,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. In particular, the COVID-19 pandemic, and governments’ extraordinary measures to limit the spread of the virus, are disrupting the global economy and the travel industry, and consequently adversely affecting our business, results of operation and cash flows and, as conditions are recent, uncertain and changing rapidly, it is difficult to predict the full extent of the impact that the pandemic will have. Considering these limitations, you should not make any investment decision in reliance on forward-looking statements contained in this press release.

-- Financial Tables Follow --

Unaudited Consolidated Statements of Operations for the three-month period ended March 31, 2020 (in thousands U.S. dollars, except as noted)

	1Q20	1Q19	% Chg
Revenue	76,082	133,114	(43%)
Cost of revenue	33,495	45,245	(26%)
Gross profit	42,587	87,869	(52%)
Operating expenses
Selling and marketing	31,985	40,933	(22%)
General and administrative	18,023	20,638	(13%)
Technology and product development	17,154	18,713	(8%)
Total operating expenses	67,162	80,284	(16%)

Operating (loss) / income	(24,575)	7,585	(424%)
Net financial income (expense)	10,061	(5,220)	n.m.
Net (loss) / income before income taxes	(14,514)	2,365	(714%)
Income tax expense	709	479	48%
Net (loss) / income	(15,223)	1,886	(907%)
Basic EPS (in $)	(0.22)	0.03	n.m.
Diluted EPS (in $)	(0.22)	0.03	n.m.
Basic shares weighted average[1]	69,668	69,294
Diluted shares weighted average[1]	69,668	70,377
As a % of Revenues
Cost of revenue	44.0%	34.0%	+1,004 bps
Gross profit	56.0%	66.0%	(1,004) bps
Operating expenses
Selling and marketing	42.0%	30.8%	+1,129 bps
General and administrative	23.7%	15.5%	+818 bps
Technology and product development	22.5%	14.1%	+849 bps
Total operating expenses	88.3%	60.3%	+2,796 bps
Operating (loss) / income	-32.3%	5.7%	(3,800) bps
Net (loss) / income before income taxes	-19.1%	1.8%	(2,085) bps
Net (loss) / income	-20.0%	1.4%	n.m.
1. In thousands

Key Financial & Operating Trended Metrics (in thousands U.S. dollars, except as noted)

	Pro Forma
	1Q17	2Q17	3Q17	4Q17	1Q18	2Q18	3Q18	4Q18	1Q19	2Q19	3Q19	4Q19	1Q20
FINANCIAL RESULTS
Revenue	$124,999	$123,462	$131,468	$144,011	$148,593	$128,259	$121,247	$132,515	$133,114	$114,087	$132,048	$145,627	$76,082
Revenue Recognition Adjustment	($3,321)	($59)	$1,310	$7,578
Cost of revenue	31,140	35,087	37,869	38,383	43,646	42,088	36,673	49,703	45,245	40,342	42,591	51,387	33,495
Gross profit	90,538	88,316	94,909	113,206	104,947	86,171	84,574	82,812	87,869	73,745	89,457	94,240	42,587
Operating expenses
Selling and marketing	35,546	43,289	41,097	46,356	46,410	43,450	41,572	42,925	40,933	50,701	46,656	49,604	31,985
General and administrative	18,869	18,618	15,318	19,821	15,888	16,986	17,130	17,599	20,638	21,254	25,090	25,980	18,023
Technology and product development	15,408	17,644	18,907	19,349	19,225	18,732	16,821	16,376	18,713	18,077	17,922	18,663	17,154
Total operating expenses	69,823	79,551	75,322	85,526	81,523	79,168	75,523	76,900	80,284	90,032	89,668	94,247	67,162

Operating income	20,715	8,765	19,587	27,680	23,424	7,003	9,051	5,912	7,585	(16,287)	(211)	(7)	(24,575)
Net financial income (expense)	(6,156)	(1,611)	(2,880)	(6,232)	(2,831)	(5,292)	(11,026)	(18)	(5,220)	(1,663)	(3,627)	(6,705)	10,061
Net income before income taxes	14,559	7,154	16,707	21,448	20,593	1,711	(1,975)	5,894	2,365	(17,950)	(3,838)	(6,712)	(14,514)
Adj. Net Income tax expense	2,418	4,254	4,373	2,617	4,235	471	(501)	2,864	479	(1,483)	(154)	(4,067)	709
Income tax expense	2,486	3,806	4,190	1,512	4,235	471	(501)	2,864	479	(1,483)	(154)	(4,067)	709
Adjustment	$68	($448)	($183)	($1,105)
Net income /(loss)	12,141	2,900	12,334	18,831	16,358	1,240	(1,474)	3,030	1,886	(16,467)	(3,684)	(2,645)	(15,223)
Adjusted EBITDA	$24,751	$13,096	$24,337	$32,678	$27,284	$11,972	$14,520	$13,868	$15,182	($7,323)	$9,410	$8,292	($15,611)

KEY METRICS
Operational
Gross bookings	$1,019,102	$1,061,026	$1,116,022	$1,258,398	$1,231,496	$1,184,355	$1,092,287	$1,207,186	$1,157,512	$1,118,134	$1,177,728	$1,280,883	$790,416
- YoY growth	54%	40%	32%	26%	21%	12%	(2%)	(4%)	(6%)	(6%)	8%	6%	(32%)
Number of transactions	2,129	2,210	2,298	2,419	2,514	2,607	2,596	2,676	2,652	2,448	2,723	2,855	2,031
- YoY growth	30%	30%	25%	19%	18%	18%	13%	11%	5%	(6%)	5%	7%	(23%)
Air	1,246	1,325	1,328	1,386	1,362	1,513	1,512	1,557	1,517	1,459	1,586	1,658	1,211
- YoY growth	34%	31%	22%	13%	9%	14%	14%	12%	11%	(4%)	5%	6%	(20%)
Packages, Hotels & Other Travel Products	883	885	970	1,033	1,152	1,094	1,085	1,119	1,135	989	1,137	1,197	820
- YoY growth	25%	27%	29%	27%	30%	24%	12%	8%	(1%)	(10%)	5%	7%	(28%)
Revenue per transaction	$57.2	$55.8	$57.8	$62.7	$59.1	$49.2	$46.7	$49.5	$50.2	$46.6	$48.5	$51.0	$37.5
- YoY growth					3%	(12%)	(18%)	(21%)	(15%)	(5%)	4%	3%	(25%)
Air	$45.6	$45.2	$44.3	$47.7	$44.7	$35.1	$33.4	$32.3	$32.8	$32.5	$32.3	$32.2	$30.5
- YoY growth					(2%)	(22%)	(25%)	(32%)	(27%)	(8%)	(3%)	(0%)	(7%)
Packages, Hotels & Other Travel Products	$73.5	$71.8	$76.2	$82.7	$76.2	$68.6	$65.2	$73.5	$73.5	$67.5	$71.1	$77.1	$47.7
- YoY growth					4%	(4%)	(14%)	(11%)	(4%)	(2%)	9%	5%	(35%)
ASPs	$479	$480	$486	$520	$490	$454	$421	$451	$436	$457	$433	$449	$389
- YoY growth	18%	8%	6%	6%	2%	(5%)	(13%)	(13%)	(11%)	1%	3%	(1%)	(11%)

Net income/ (loss)	$12,141	$2,900	$12,334	$18,831	$16,358	$1,240	($1,474)	$3,030	$1,886	($16,467)	($3,684)	($2,645)	($15,223)
Add (deduct):
Financial expense, net	6,156	1,611	2,880	6,232	2,831	5,292	11,026	18	5,220	1,663	3,627	6,705	(10,061)
Income tax expense	2,418	4,254	4,373	2,617	4,235	471	(501)	2,864	479	(1,483)	(154)	(4,067)	709
Depreciation expense	1,343	1,362	1,337	1,033	859	1,475	1,338	1,676	1,395	2,683	2,036	1,094	1,851
Amortization of intangible assets	1,517	2,039	2,454	2,741	2,018	2,228	2,738	3,156	3,203	3,089	4,195	5,100	4,939
Share-based compensation expense	1,176	930	959	1,224	983	1,266	1,393	3,124	2,999	3,192	3,390	2,105	2,174
Adjusted EBITDA	$24,751	$13,096	$24,337	$32,678	$27,284	$11,972	$14,520	$13,868	$15,182	($7,323)	$9,410	$8,292	($15,611)

Unaudited Consolidated Balance Sheets as of March 31, 2020 (in thousands U.S. dollars, except as noted)

	As of March 31, 2020	As of December 31, 2019
ASSETS
Current assets
Cash and cash equivalents	221,657	309,187
Restricted cash and cash equivalents	4,272	4,457
Short Term Investments	–	–
Accounts receivable, net of allowances	115,018	213,551
Related party receivable	10,145	19,555
Other current assets and prepaid expenses	52,241	69,694
Total current assets	403,333	616,444
Non-current assets
Other Assets	22,016	25,351
Restricted cash and cash equivalents	–	–
Right of use	38,811	41,638
Property and equipment net	19,613	21,205
Intangible assets, net	50,069	49,619
Goodwill	41,551	46,956
Total non-current assets	172,060	184,769
TOTAL ASSETS	575,393	801,213
LIABILITIES AND SHAREHOLDERS’ DEFICIT
Current liabilities
Accounts payable and accrued expenses	36,374	59,673
Travel suppliers payable	100,670	206,954
Related party payable	41,025	86,602
Loans and other financial liabilities	17,511	19,209
Deferred Revenue	9,019	8,853
Other liabilities	34,699	46,722
Contingent liabilities	5,519	6,297
Lease liabilities	6,189	6,498
Total current liabilities	251,006	440,808
Non-current liabilities
Other liabilities	7,388	6,646
Contingent liabilities	68	54
Lease liabilities	31,949	34,469
Related party liability	125,000	125,000
Total non-current liabilities	164,405	166,169
TOTAL LIABILITIES	415,411	606,977

SHAREHOLDERS’ EQUITY (DEFICIT)
Common stock	262,011	261,608
Additional paid-in capital	329,646	327,523
Other reserves	(728)	(728)
Accumulated other comprehensive income	(19,871)	610
Accumulated losses	(342,809)	(326,510)
Treasury Stock	(68,267)	(68,267)
Total Shareholders' Equity Attributable / (Deficit) to Despegar.com Corp	159,982	194,236
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	575,393	801,213

Unaudited Statements of Cash Flows for the three-month period ended March 31, 2020 and 2019

(in thousands U.S. dollars, except as noted)
	3 months ended March 31,
	2020	2019
Cash flows from operating activities
Net income	($15,223)	$1,886
Adjustments to reconcile net income to net cash flow from operating activities
Unrealized foreign currency translation losses	3,304	2,120
Depreciation expense	1,851	1,395
Amortization of intangible assets	4,939	3,203
Impairment of long live assets	–	–
Disposals of property and equipment	–	–
Stock based compensation expense	2,174	2,999
Amortization of Right of use	782	826
Interest and penalties	3,072	241
Income taxes	(340)	(375)
Allowance for doubtful accounts	81	497
Provision / (recovery) for contingencies	713	(464)
Changes in assets and liabilities, net of non-cash transactions
(Increase) / Decrease in accounts receivable, net of allowances	71,164	13,683
(Increase) / Decrease in related party receivables	9,389	45
(Increase) / Decrease in other assets and prepaid expenses	10,843	(9,015)
Increase / (Decrease) in accounts payable and accrued expenses	(18,473)	3,661
Increase / (Decrease) in travel suppliers payable	(93,761)	(26,925)
Increase / (Decrease) in other liabilities	(7,479)	2,418
Increase / (Decrease) in contingencies	(161)	(208)
Increase / (Decrease) in related party liabilities	(40,861)	(1,129)
Increase / (Decrease) in lease liability	(833)	(1,188)
Increase / (Decrease) in deferred revenue	589	332
Net cash flows provided by / (used in) operating activities	(68,230)	(5,998)
Cash flows from investing activities
Payments for acquired business, net of cash acquired	–	–
Acquisition of property and equipment	(1,788)	(914)
Increase of intangible assets including internal-use software and website development	(6,347)	(6,961)
(Increase) / Decrease in restricted cash and cash equivalents	–	–
Net cash (used in) /provided by investing activities	(8,135)	(7,875)
Cash flows from financing activities
Increase / (Decrease) in loans and other financial liabilities	(3,259)	(23,416)
Capital contributions	352	–
Lease obligations	–	–
Treasury Stock	–	–
Net cash (used in) / provided by financing activities	(2,907)	(23,416)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(8,443)	1,147
Net increase / (decrease) in cash, cash equivalents and restricted cash	(87,715)	(36,142)
Cash, cash equivalents and restricted cash as of beginning of the period	313,644	352,189
Cash, cash equivalents and restricted cash as of end of the period	225,929	316,047

Use of Non-GAAP Financial Measures

This announcement includes certain references to Adjusted EBITDA and non-GAAP financial measures. The Company defines:

Adjusted EBITDA is defined as net income/(loss) exclusive of financial income/(expense), income tax, depreciation, amortization and share-based compensation expense.

Adjusted EBITDA is not a measure recognized under U.S. GAAP. Accordingly, readers are cautioned not to place undue reliance on this information and should note that these measures as calculated by the Company, differ materially from similarly titled measures reported by other companies, including its competitors. Adjusted EBITDA margin refers to Adjusted EBITDA as defined above divided by revenue.

To supplement our consolidated financial statements presented in accordance with U.S. GAAP, we use foreign exchange (“FX”) neutral measures.

This non-GAAP measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP and may be different from non-GAAP measures used by other companies. In addition, this non-GAAP measure is not based on any comprehensive set of accounting rules or principles. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with our results of operations as determined in accordance with U.S. GAAP. This non-GAAP financial measure should only be used to evaluate our results of operations in conjunction with the most comparable U.S. GAAP financial measures.

Reconciliation of this non-GAAP financial measure to the most comparable U.S. GAAP financial measures can be found in the tables included in this quarterly earnings release.

The Company believes that reconciliation of FX neutral measures to the most directly comparable GAAP measure provides investors an overall understanding of our current financial performance and its prospects for the future. Specifically, we believe this non-GAAP measure provide useful information to both management and investors by excluding the foreign currency exchange rate impact that may not be indicative of our core operating results and business outlook.

The FX neutral measures were calculated by using the average monthly exchange rates for each month during 2019 and applying them to the corresponding months in 2020, so as to calculate what our results would have been had exchange rates remained stable from one year to the next. The table below excludes intercompany allocation FX effects. Finally, this measure does not include any other macroeconomic effect such as local currency inflation effects, the impact on impairment calculations or any price adjustment to compensate local currency inflation or devaluations.

The following table sets forth the FX neutral measures related to our reported results of the operations for the three-month period ended March 31, 2020:

Geographical Breakdown of Select Operating and Financial Metrics
(In millions, except as noted)
1Q20 vs. 1Q19 - As Reported

	Argentina			Brazil			Rest of Latin America			Total
	1Q20	1Q19	% Chg.	1Q20	1Q19	% Chg.	1Q20	1Q19	% Chg.	1Q20	1Q19	% Chg.
Transactions ('000)	325	618	(47.4%)	852	1,045	(18.5%)	854	989	(13.7%)	2,031	2,652	(23.4%)
Gross Bookings	115.3	275.1	(58.1%)	330.5	466.0	(29.1%)	344.6	416.3	(17.2%)	790	1,158	(31.7%)
ASP ($)	355	445	(20.3%)	388	446	(13.0%)	404	421	(4.1%)	389	436	(10.8%)
Revenues	12.8	41.9	(69.5%)	28.1	50.0	(43.7%)	35.2	41.2	(14.7%)	76.1	133.1	(42.8%)
Gross Profit	4.9	23.6	(79.2%)	12.9	29.6	(56.4%)	24.8	34.7	(28.5%)	42.6	87.9	(51.5%)
1Q20 vs. 1Q19 - FX Neutral Basis

	Argentina			Brazil			Rest of Latin America			Total
	1Q20	1Q19	% Chg.	1Q20	1Q19	% Chg.	1Q20	1Q19	% Chg.	1Q20	1Q19	% Chg.
Transactions ('000)	325	618	(47.4%)	852	1,045	(18.5%)	854	989	(13.7%)	2,031	2,652	(23.4%)
Gross Bookings	183	275	(33.4%)	382	466	(18.1%)	368	416	(11.5%)	933	1,158	(19.4%)
ASP ($)	564	445	26.6%	448	446	0.4%	432	421	2.6%	460	436	5.3%
Revenues										88	133	(34.2%)
Gross Profit										46	88	(47.9%)

Contacts

IR Contact
Natalia Nirenberg
Investor Relations
Phone: (+54911) 26684490
E-mail: natalia.nirenberg@despegar.com

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DESPEGAR.COM, CORP.

By: /s/ Mariano Scagliarini
Name: Mariano Scagliarini
Title: General Counsel

Date: May 4, 2020